FINNOVATE ACQUISITION CORP.

The White House,

20 Genesis Close, George Town

Grand Cayman, Cayman Islands KY1 1208

VIA EDGAR

July 31, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Yong Kim

Re:	Finnovate Acquisition Corp.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed April 13, 2023
File No. 001-41012

Dear Mr. Kim:

Finnovate Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to a comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 20, 2023, regarding its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022 filed with the Commission on April 13, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that you have risk factor disclosures on pages 17 and 18 of the Definitive Proxy Statement that you filed on April 28, 2023, regarding the possibility that you may be deemed a “foreign person” under the regulations administered by the Committee on Foreign Investment in the United States (CFIUS), because your Sponsor is controlled by non-U.S. persons. We believe you should provide similar risk factor disclosures in your periodic reports, having a clear focus on the prospect of completing your initial business combination and the concerns referenced in each of the following points.

●	Discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company if the transaction becomes subject to review by a U.S. government entity, such as CFIUS, or ultimately prohibited.
●	Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.
●	Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
●	Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company plans to include a risk factor substantially in the form below in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and other appropriate future filings under the Securities Act of 1933, as amended and Securities Exchange Act of 1934, as amended.

We may not be able to complete an initial business combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial business combination to be consummated with us, we may not be able to consummate a business combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a business combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated. Sunorange Limited is the general partner of the Sponsor and a British Virgin Islands entity. Messrs. Calvin Kung, a U.S. citizen, and Wang Chiu Wong., a resident of Hong Kong S.A.R., serve as directors of Sunorange Limited. Other members of the Sponsor include certain officers and directors of the Company. To the best of the Company’s knowledge, approximately 2% of the total allocated membership interests in the Sponsor are owned by U.S. persons on a look-through basis and approximately 98% of interests in the Sponsor owned by non-U.S. persons on a look-through basis. Of the approximately 98% of interests in the Sponsor owned by non-U.S. persons, approximately 58% are owned by persons in Hong Kong S.A.R., 16% are owned by persons in Israel, 12% are owned by persons in Malaysia and 12% are owned by persons in China. Accordingly, CFIUS may consider us to be a “foreign person.”

Although we do not believe a business combination with a U.S. business that may affect national security, CFIUS may take a different view and decide to block or delay the business combination, impose conditions to mitigate national security concerns with respect to the business combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor.

The foreign ownership limitations, and the potential impact of CFIUS, may prevent us from consummating the business combination with a U.S. target company. If we were to seek an initial business combination other than the business combination, the pool of potential targets with which it could complete an initial business combination may be limited as a result of any such regulatory restriction, and we may be adversely affected in terms of competing with other SPACs that do not have similar ownership issues. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete an initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $[•] per share (plus any applicable interest accrued). This will also cause you to lose any potential investment opportunity in potential target acquisition and the chance of realizing future gains on your investment through any price appreciation in the combined company, and our rights will expire worthless.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jessica Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

Finnovate Acquisition Corp.

By:	/s/ Calvin Kung
Name:	Calvin Kung
Title:	Chief Executive Officer

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

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